

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2011

Via E-mail
Zhan Youdai, Chief Executive Officer
Asia Green Agriculture Corporation
Shuinan Industrial Area
Songxi County
Fujian Province 353500
China

> **Re:** **Asia Green Agriculture Corporation**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed March 22, 2011**
> **File No. 333-169486**
> **Form 8-K/A**
> **Filed March 22, 2011**
> **File No. 000-53343**

Dear Mr. Youdai:

We have reviewed your amended registration statement and related documents referenced above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and other referenced filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and other filings and the information you provide in response to these comments, we may have additional comments.

Amendment No. 5 to Registration Statement on Form S-1

Competition, page 33

1. Please identify the competitor that "likely has greater resources than [you] do" as referenced in your added disclosure on page 33.

<u>Corporate Structure and History, page 39</u>
<u>Our Corporate History, page 39</u>

2. We note your supplemental response and partially reissue comment six of our letter dated March 9, 2011. Please revise your disclosure in this section to discuss the manner in which the trust agreement was used to comply with Chinese law and to include the information in your supplemental response that no consideration was paid in connection with the termination of the trust agreement. Please note that we consider the trust agreement and the transactions leading up to your current corporate structure to be material due to the material risk of PRC regulatory agencies challenging or invalidating such structure or transactions. In this regard, we note your risk factors and other similar disclosure noting this risk.

<u>Executive Compensation, page 60</u>

3. We note your revised disclosure in response to comment seven of our letter dated March 9, 2011. For the sake of clarity, please provide the salary information added to the third paragraph of this section in US dollars, in addition to or instead of RMB, so that it coincides with the disclosure in the summary compensation table.

<u>Exhibits</u>

4. We note the additional agreements you now describe on page 52. We are unable to locate the corresponding exhibits filed pursuant to Item 601 of Regulation S-K. Please advise or file such agreements with the next amendment to your registration statement.

<u>Form 8-K/A filed March 22, 2011</u>

5. Please revise the Form 8-K to conform to any changes made as a result of our comments above, as necessary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Zhan Youdai
Asia Green Agriculture Corporation
April 11, 2011
Page 3

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Blaise Rhodes at (202) 551-3774 or Tia Jenkins, Senior Assistant Chief Accountant, at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Shehzad Niazi at (202) 551-3121 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director